

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4628

September 3, 2009

**Via U.S. Mail and Fax (604-669-4776)**
Mr. Charles E. Jenkins
Chief Financial Officer
White Mountain Titanium Corporation
1188 West Georgia Street, Suite 2150
Vancouver, B.C.
Canada V6E4A2

> **Re:** **White Mountain Titanium Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 10, 2009**
> **File No. 333-129347**

Dear Mr. Jenkins:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

9. Related Party Transactions, page 47

1.    We note the "consulting fees" and "management fees" amounts included in your
      tabular disclosure do not agree to the "consulting fees – directors and officers"
      and "management fees" amounts included in your consolidated statement of
      operations.  Please reconcile the differences and revise your disclosure as
      necessary.

11. Segmented Information, page 48

2.    Please revise your footnote disclosure to refer to your segment as "operating
      segment" or "reportable segment", as the disclosure related to industry segments
      required by SFAS 14 was superseded by SFAS 131.

12. Subsequent Events, page 48

3.    We note your disclosure does not appear to be completed.  Please complete the
      footnote related to the subsequent events.

Item 9A. Controls and Procedures, page 49

4.    We note your officers concluded that your disclosure controls and procedures
      "…are effective to ensure that *material* information required…, and designed to
      ensure that *material* information required…".  Please remove the term *material*
      from your statement.  If you are going to include a representation about *how* the
      disclosure controls and procedures are effective, rather than conclude only on
      whether they were effective or not effective, then you should use the appropriate
      language, as expressed in Rule 13a-15(e) of Regulation 13A.

5.    We note that your management concluded that the company's internal control
      over financial reporting "was effective, *as of the end of the fiscal year*, *for a
      company of our size...*"  Based on this disclosure, it remains unclear whether your
      management concluded that your internal control over financial reporting was
      effective as of December 31, 2008.  Please revise your disclosure to state, in clear
      and unqualified language, the conclusions reached by your management on the
      effectiveness of your internal control over financial reporting as of December 31,
      2008.

6.    We note your disclosure that, during the year ended December 31, 2008, there
      were no changes in your internal control over financial reporting that materially

affected, or are reasonably likely to materially affect, your internal control over financial reporting.  Please revise to disclose whether there were any changes in the your internal control over financial reporting that occurred during the last fiscal quarter (your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  Refer to Item 308(c) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

4. Capital Stock
(d) Warrants, page 10

7.      We note your disclosure on page 43 of the Form 10-K for the fiscal year ended December 31, 2008 that 7,175,000 warrants had their exercise price reduced from $1.25 to $0.50 due to anti-dilution provisions, which were triggered by the private placement at $0.50 per unit in 2007.  Please tell us how you evaluated this provision which allows for the reduction in the exercise price of the warrants based on a subsequent stock issuance when determining that your warrants are indexed to your stock.  We refer to EITF 07-5, including illustrative Example 8, which is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years.  If you conclude that this provision causes your warrants not to be indexed to your stock, then the warrants would not meet the scope exception of paragraph 11(a)(1) of SFAS 133 and, therefore you would need to further evaluate whether your warrants should be accounted for as a freestanding derivative.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2008

Location and Access, page 11

8.      Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K.  Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR.  It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet.  For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues.  We believe the

guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included.  Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Exploration Plans, page 14

9. We note you disclose measured and indicated resources in your filing.  The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents.  However, you may disclose quantity estimates for mineralized material to refer to mineralization that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence of the samples.  Generally, mineralized material should be reported as an in- place tonnage and grade.  Estimates of contained metal or total ounces in the mineralized material should not be reported, as these can be confused with reserves.  Please note that mineralized material does not include: 1) material reported as reserves, and 2) volumes and grades estimated by using geologic inference, which are sometimes classed as inferred or possible by some evaluators.  Please modify your filing to address the following:

- Please remove the terms measured, indicated, and/or inferred mineral resources from your filing.

- If the quantities associated with the above terms meet the requirements of mineralized material, disclose the estimates as mineralized material.

- Please do not disclose any estimates based on geologic inference, such as inferred or possible resources.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Suying Li at (202) 551-3335, if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler,

Mining Engineer, at (202) 551-3718 with questions about engineering comments.  Please contact me at (202) 551-3461 with any other questions.

Sincerely,


Chris White
Branch Chief